22004491

SEC Mail Processing
3-02-22
MAR 02 2022
Washington, DC
413

Washington, D.C. 20549

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-41879 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III *

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BENTLEY SECURITIES CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

437 Madison Avenue, 24th Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Oliver D. Cromwell | 212-763-0370 | odcromwell@bentleylp.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

| 245 Park Avenue | New York | NY | 10167 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| | #127 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Oliver D. Cromwell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bentley Securities Corporation, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRIDGITTE D RIVERA
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Bronx County
01RI6382565
MY COMMISSION EXPIRES 10/29/2022

Signature: O Cromwell

Title: President

Bridgitte D. Rivera
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Stockholder of**
**Bentley Securities Corporation**

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of Bentley Securities Corporation (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

***Emphasis of Matters***

The Company has an expense sharing agreement with an affiliated entity, Bentley Associates L.P. Because of this relationship, it is possible that the terms of the expense sharing agreement are not the same as those that would result from an agreement between unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 1998.

February 28, 2022



PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

**Bentley Securities Corporation**

Statement of Financial Condition
December 31, 2021

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 60,462 |
| Commissions Receivable | 404,110 |
| Prepaid expenses | 7,229 |
| Total Assets | $ 471,801 |

| | |
|---|---|
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Liabilities | |
| Accrued expenses | $ 15,173 |
| Consultant fess payable | 386,954 |
| Total Liabilities | 386,954 |
| | |
| Stockholder's equity | |
| Common Stock, $0.10 par value; 1,000 shares authorized, 300 shares Issued and outstanding | 30 |
| Additional paid-in-capital | 33,019 |
| Retained earnings | 51,798 |
| Total Stockholder's Equity | 84,847 |
| | |
| Total Liabilities and Stockholder's Equity | $ 471,801 |

See notes to Statement of Financial Condition

## Bentley Securities Corporation

Notes to Statement of Financial Condition
December 31, 2021

### 1. Description of Business

Bentley Securities Corporation (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("SEA") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company will, on a best effort's basis, assist issuers in making private placements of debt and equity securities to institutional investors and accredited investors only.

### 2. Summary of Significant Accounting Policies

#### *Basis of Presentation*

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S GAAP).

#### *Use of Estimates*

The preparation of financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

#### *Cash*

The Company's cash consists of cash deposited at FDIC insured financial institutions. The Company considers all highly liquid investments with a maturity of less than ninety days at time of purchase to be cash equivalents.

#### *Income Taxes*

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal and New York State corporate income taxes on its taxable income. Instead, the individual stockholder is liable for income taxes on the Company's taxable income. The Company is subject to state franchise taxes and local corporate income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local tax audits for periods prior to 2018.

#### *Revenue Recognition*

The Company follows the guidance from ASU 2014-09 ("ASC's 606"), which provides guidance on the recognition of revenues from contracts with customer and requires gross presentation of certain contract costs.

## 2. Summary of Significant Accounting Policies (continued)

### *Success Fees*

Investment banking success fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been satisfied.

### *Retainer Fees*

For advisory services, the Company may receive retainers in advance of the transaction's closing or is paid without a corresponding success fee. In these instances, revenue is recognized over time as the performance obligations and benefits are simultaneously provided by the Company and consumed by the customer, respectively.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021, there were no contract liabilities.

### *Commissions Receivable and Consultant Fees Payable*

The Company has an agreement with its consultants for the payment of commissions in connection with success and retainer fees. The consultants are due 90% of income earned. As of December 31, 2021, the Company had commissions receivable of $404,110 and consultant fess payable of $371,781.

The Company and the consultants have agreed that commissions are due to the consultants upon receipt of such fees by the Company. The Company assesses the collectability of commissions receivable to determine if an allowance for uncollectible accounts is necessary.

### *Subsequent Events*

The Company's management has evaluated subsequent events for adjustment to and disclosure in the financial statements through the date that the financial statements were available to be issued, which date is February 28, 2022.

## 3. Net Capital Requirements

The Company is subject to the SEA Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $45,289, which was $19,492 in excess of its required net capital of $25,797. The Company's ratio of aggregate indebtedness to net capital is 854 to 1.